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                             DOUBLETREE CORPORATION
                        410 North 44th Street, Suite 700
                             Phoenix, Arizona 85008
                                 (602) 220-6666



                                  May 20, 1997

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re:     Doubletree Corporation's Registration Statement
                on Form S-3 (Registration No. 333-23619)
                -----------------------------------------------

Ladies and Gentlemen:

        Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Doubletree Corporation ("Doubletree") hereby respectfully requests that the above-referenced Registration Statement filed by Doubletree on March 28, 1997, be withdrawn, effective immediately. Doubletree requests this withdrawal because its contractual obligations with respect to the maintenance of the subject Registration Statement have been satisfied.

        Kindly forward a copy of the order consenting to the withdrawal of the Registration Statement to the undersigned as soon as practicable. If you have any questions, kindly contact Kimberly Wilkinson of Latham & Watkins at (415) 395-8087.

                                        Sincerely,

                                        /s/ DAVID L. STIVERS

                                        David L. Stivers
                                        Senior Vice President,
                                        General Counsel and Secretary

cc:  The Nasdaq National Market
     Kimberly L. Wilkinson